EXHIBIT 11
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                INTERNATIONAL GAME TECHNOLOGY
              COMPUTATION OF EARNINGS PER SHARE

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                                           YEARS ENDED SEPTEMBER 30,
                                    1997            1996           1995
(Dollars in thousands)
Primary Shares Outstanding:
  Common Stock Outstanding at
  Beginning of Period             150,690,308      150,118,534     149,465,774

Shares Issued Under Stock Option
  and Award Plans                   1,192,402          571,774         652,760
Percentage of Time Outstanding          72.0%            48.3%           37.7%
Weighted Average Shares
  Outstanding                         858,517          276,130         245,993


Shares Purchased and Held in
  Treasury                        (38,174,676)     (25,114,476)    (21,268,046)
Percentage of Time Outstanding          80.8%            96.1%           91.7%
Weighted Average Shares
  Outstanding                     (30,833,808)     (24,134,721)    (19,513,289)

Common Stock Equivalent of
  Options Outstanding               1,113,954        1,152,379         895,093

Weighted Average Number of
  Primary Common and Common
  Equivalent Shares Outstanding   121,828,971      127,412,322     131,093,571

Fully Diluted Shares Outstanding:
  Additional Dilutive Effect of
  Stock Options                       561,095          748,139               0


Weighted Average Number of Fully
  Diluted Common and Common
  Equivalent Shares Outstanding   122,390,066      128,160,461     131,093,571

Net Income                            137,247          118,017          92,648

Primary Earnings Per Share:
     Net Income                          1.13             0.93            0.71

Fully Diluted Earnings Per Share:
     Net Income                          1.12             0.92            0.71

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